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            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13d-2(a).*
________
  * As amended by Releases No.34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT No. 2)*

                            VSI ENTERPRISES, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                       COMMON STOCK, $.00025 PAR VALUE
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                       (Title of Class of Securities)

                                 91832B 50 4
                   --------------------------------------
                               (CUSIP Number)

                      MARK E. MUNRO AND SUSAN S. MUNRO
                         300 METRO CENTER BOULEVARD
                         WARWICK, RHODE ISLAND 02886
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              DECEMBER 31, 1996
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                        (Continued on following page(s))


                              Page 1 of 6 Pages
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CUSIP No. 91832B 50 4                    13D               Page 2 of 6 Pages
---------------------                                      -----------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          MARK E. MUNRO
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    126,956
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,003,669
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   126,956
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,003,669
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,130,626
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [   ]

          N/A
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          2.9
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 91832B 50 4                    13D                 Page 3 of 6 Pages
         -------------                                       -----------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          SUSAN S. MUNRO
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          N/A
          ---------------------------------------------------------------------

  (3)     SEC Use Only


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    1,003,670
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     126,956
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,003,670
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               126,956
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,130,626
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [   ]

          N/A
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          2.9
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
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                       AMENDMENT NO. 2 TO SCHEDULE 13D
                           OF MARK AND SUSAN MUNRO


ITEM 1.          SECURITY AND ISSUER.

         This filing relates to the Common Shares, par value $.00025 per share (the "Common Shares"), of VSI Enterprises, Inc., a Delaware corporation (the "Issuer"), such shares being registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act"). The address of the principal executive offices of the Issuer is 5801 Goshen Springs Road, Norcross, Georgia 30071.

ITEM 2.          IDENTITY AND BACKGROUND.

         (a)     Mark E. Munro and Susan S. Munro

         (b)     300 Metro Center Boulevard
                 Warwick, Rhode Island 02886

         (c) Mr. Munro is President-Sales/Marketing and Distribution of the Issuer and is to be appointed a Director of the Issuer.
                 Mr. Munro also serves as Chief Executive Officer of ETI Acquisition Co., a subsidiary of the Issuer. Ms. Munro serves as President of ETI Acquisition Co. The address of the principal executive offices of the Issuer is 5801 Goshen Springs Road, Norcross, Georgia 30071.

         (d) Neither Mr. Munro nor Ms. Munro have been convicted in any criminal proceeding during the past five years.

         (e) Neither Mr. Munro nor Ms. Munro have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Munro and Ms. Munro are citizens of the United States.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.          PURPOSE OF TRANSACTION.

         Not applicable.





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ITEM 5.      INTEREST IN THE SECURITIES OF THE ISSUER.

         (a)  Not applicable.

         (b)  Not applicable.

         (c)  Not applicable.

         (d)  Not applicable.

         (e) On December 31, 1996, Mr. Munro transferred 876,713 Common Shares owned by him to the "Mark E. Munro Charitable Remainder Unitrust - 1996." Thereafter, collectively, Mr. and Ms. Munro have ceased to be the beneficial owners of more than 5% of the Issuer's Common Shares. No further amendments will be filed with respect to this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between Mr. Munro or Ms. Munro or any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         No exhibits are filed with this Schedule 13D.





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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 23, 1997                         /s/ Mark E. Munro
                                               ------------------
                                               Mark E. Munro

                                               /s/ Susan S. Munro
                                               ------------------
                                               Susan S. Munro





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